Exhibit 3.1

CERTIFICATE OF AMENDMENT
to
CERTIFICATE OF INCORPORATION
of
Vistula Communications Services, Inc.

Vistula Communications Services, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), DOES HEREBY CERTIFY:

1.             That Article FOURTH of the Certificate of Incorporation of the Company, as amended, be further amended to increase the number of shares of the common stock, $.001 par value per share, authorized for issuance thereunder by deleting the first paragraph thereof in its entirety and replacing said paragraph with the following paragraph:

“FOURTH:  The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 210,000,000, consisting of (i) 200,000,000 shares of Common Stock, $.001 par value per share (“Common Stock”), and (ii) 10,000,000 shares of Preferred Stock, $.001 par value per share (“Preferred Stock”).

The remainder of Article FOURTH shall remain unchanged.

2.             The amendments set forth in this Certificate of Amendment have been duly adopted by the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to Certificate of Incorporation to be signed by Rupert Galliers-Pratt, its Chairman, thereto duly authorized, this 17th day of July, 2006.

VISTULA COMMUNICATIONS SERVICES, INC.

By:	/s/ Rupert Galliers-Pratt